CORPORATE INFORMATION

Shares Traded
TSX Venture Exchange
Symbol: CGR.V
OTC Bulletin Board
Symbol: CGREF
Frankfurt/Berlin-Bremen
Symbol: WKN A0DJ0G

Head Office
Suite 400
455 Granville Street
Vancouver, British Columbia
Canada V6C 1T1
Tel: (604) 682-3701
Fax: (604) 682-3600
Website: www.coralgold.com
E-mail: investor-relations@coralgold.com

Crescent Valley Office
650 Ruby Way
P.O. Box 211192
Crescent Valley, NV 89821

Officers & Directors
Matt Wayrynen, President & Director
Lindsay Gorrill, Chief Financial Officer
Chris Sampson, V.P. Exploration & Director
Connie Lillico, Corporate Secretary
Lloyd Andrews, Director
William Glasier, Director
Florian Riedl - Riedenstein, Director
Gary Robertson, Director
David Wolfin, Director
Louis Wolfin, Founder & Director

Auditors
Ernst & Young, LLP
Pacific Centre
700 West Georgia Street
P.O. Box 10101
Vancouver, British Columbia
Canada V7Y 1C7
Tel: (604) 891-8200

Corporate and Shareholder
Communications
David Wolfin
e-mail: investor-relations@coralgold.com
Jevin Werbes
e-mail: ir@coralgold.com
Tel: (604) 682-3701

Registrar and Transfer Agent
Pacific Corporate Trust Company
2nd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9
Tel: (604) 689-9853

Legal Counsel
Salley Bowes Harwardt
1750 - 1185 West Georgia Street
Vancouver, BC V6E 4E6
Standard & Poor’s Listed